UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

• Form C: Offering Statement
☐ Form C-U: Progress Update
☒Form C/A: Amendment to Offering Statement

☒Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Testasy, Inc. DBA Illumicell AI

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

Jan 13, 2023

Physical Address of Issuer:

One Marina Park Drive, Suite 900, Boston, Massachusetts

Is there a co-issuer? _X__ yes _ no.
Name of Co -Issuer:

ILLUMICELL AI FUND 1 LLC

Legal status of Co-Issuer:

   Form:

   LLC

   Jurisdiction of Incorporation/Organization:

   Nevada

   Date of Organization:

   October 21, 2025

Physical Address of Issuer:

204 West Spear Street #4334

Carson City, Nevada 89703

Website of Issuer:

www.illumicell.ai

Name of Intermediary through which the Offering will be Conducted:

ICON Capital Group LLC

CIK Number of Intermediary:

0000091961

SEC File Number of Intermediary:

SEC#: 8-18148

CRD Number of Intermediary:

CRD#: 4029/

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The issuer shall pay a fee of eight percent (8%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: NONE

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

100,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$100,000

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

1.

☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000.00

Deadline to reach the Target Offering Amount:

April 30, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

17

	As of December 31, 2023	As of December 31, 2024
Total Assets	$358,494	$460,791
Cash & Cash Equivalents	$358,494	$460,791
Accounts Receivable	$0	$0
Short-term Debt	$4,780	$45,317
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Operating Expenses	$(216,286)	$(1,053,240)
Taxes Paid	$0	$0
Net Loss	$(216,286)	$(980,445.01)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE PURCHASERS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT

COMMITMENT MADE BY ANY PROSPECTIVE PURCHASER, WHETHER FOREIGN OR DOMESTIC.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Michel Bielecki , MD

(Signature)

Michel Bielecki, MD

(Name)

Chief Executive Officer

(Title)

April 15, 2026

Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michel Bielecki

(Signature)

Michel Bielecki, MD

(Name)

Director

(Title)
April 15, 2026

(Date)

/s/ Jeyla Sadikhova
_____
(Signature)

Jeyla Sadikhova
_____
(Name)

Director
_____
(Title)

April 15, 2026
_____
(Date)

/s/ William Swenson
_____
(Signature)

William Swenson
_____
(Name)

Director
_____
(Title)

April 15, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: CROWD SAFE
EXHIBIT D: SUBSCRIPTION AGREEMENT

April 1, 2026

Testasy, Inc. DBA illumicell AI.

Up to $1,235,000 In a SAFE

Testasy, Inc. DBA illumicell AI. and illumicell AI Fund 1 (the "**Company**", "**we**", "**us**" or "**our**") is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of CrowdSafe (Simple Agreement for Future Equity)(the "**Securities**") on a best efforts basis as described in this Form C (the "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). The Securities are being offered through illumicell AI Fund 1("SPV"), who will hold the securities on behalf of the investors who will hold membership interests in the SPV. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchases of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of the Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities—The Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, ICON Capital Group, LLC FINRA registered Broker-Dealer (the "**Intermediary**"). Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$10,000	$800	$9,200
Maximum Individual Purchase Amount (3)	N/A	N/A	N/A

Target Offering Amount	$100,000	$8,000	$92,000
Maximum Offering Amount	$1,235,000	$98,800	$1,136,200

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such Programs without notice.

(3)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED

OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification which occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.illumicell.ai/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Testasy, Inc. DBA illumicell AI. is an entity formed as a Delaware corporation on Jan 13, 2023.

The Company is located at One Marina Park Drive, Suite 900, Boston, MA 02210

The Company's website is https://www.illumicell.ai/

The Company conducts business in Seattle and operates throughout the United States.

A description of our services can be found attached to this Form C.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Illumicell AI Fund 1, LLC is a crowdfunding SPV recently organized for the sole purpose of holding the securities to be issued by the Company and pass through the rights related to those securities. Investments in this offering will be made through Illumicell AI Fund 1, LLC, a special purpose investment vehicle which is exempt from registration under the Investment Company Act.

The Offering

Minimum Amount of the Securities Offered	$100,000
Total Amount of the Securities Outstanding after Offering (if Target Amount Offering met)	4,661,332
Maximum Amount of the Securities	$1,235,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,796,332
Price Per Security	$1.00+

Minimum Individual Purchase Amount	$10,000$^+$
Maximum Individual Purchase Amount	N/A$^+$
Offering Deadline	Apr 30, 2026
Use of Proceeds	See the description of the use of proceeds on page 16.
Voting Rights	See the description of voting rights on page 26.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Company and Financial Risks

We may require additional funds in the future to achieve our current business strategy, and our inability to obtain funding may cause our business plan to fail.

We may need to raise additional funds through public or private debt or equity sales to fund our future operations and fulfill contractual obligations in the future. This financing may not be available when needed. Even if this financing is available, it may be on terms that we deem unacceptable or are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Our inability to obtain financing would have an adverse effect on our ability to implement our current business plan and develop our events and products, and as a result, we could be required to reduce or suspend our operations and possibly cease our existence.

Even if we are successful in raising capital in the future, we will likely need to raise additional capital to continue and/or expand our operations. If we do not raise additional capital, the value of any investment in our Company may become worthless. In the event that we do not raise additional capital from conventional sources, it is likely that we may need to scale back or curtail implementing our business plan.

Early-stage company; limited operating history.
illumicell AI is an early-stage company with limited revenues and a history of operating losses. As the Company has a limited operating history, a limited number of assets, and is dependent on investors and/or loans, our business and prospects are difficult to evaluate. Because of our limited operating history and the business challenges we may face, there is a risk that we will be unable to continue operations. The Company may continue to incur losses as it develops its products and scales operations.

Going concern and need for additional capital.
While we are attempting to raise capital through this offering, the amount we are seeking may not be enough to sustain our current business plan. We may need to procure additional funds to achieve our near and long-term goals. If we are unable to raise sufficient capital in the future, our operations may be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause investors to lose all or a portion of their investment. Even after this offering, illumicell AI will likely need additional

financing to continue operations and commercialize its products. Failure to secure additional financing could hinder operations.

Budget and burn assumptions may be inaccurate.
Forecasts may not reflect actual cash usage due to changes in staffing, vendor costs, or regulatory timelines. The lack of an established track record and revenue stream may also make it more challenging to attract investors, partners, or key personnel. This early stage of development may increase the likelihood of delays, cost overruns, or other obstacles that could impact the ultimate success of the Company.

Key-person dependency.

Our Company will be dependent on certain key personnel such as Michel Bielecki and Jeyla Sadikhova to conduct our operations and execute our business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Product, Clinical, and Regulatory Risks

Clinical validation risk.
illumicell AI's technology is subject to clinical reviews and validation. The products may not perform as expected during validation or clinical trials. In which case, the Company will be required to expend additional resources and time to address these issues and may never obtain the necessary approval. In such case, your investment will be diminished.

Regulatory uncertainty.
The Company's products may require regulatory clearances or approvals such as those from the FDA or EMA. The approval process is complex and time-consuming and approval may never be obtained. The Company's products are subject to various local, state, and federal regulations and guidelines. Non-compliance with applicable laws and regulations could lead to fines, penalties, or restrictions on the approval, production and distribution of the Company's products. The Company must comply with various laws and regulations, including but not limited to, those relating to labor and employment, health and safety, intellectual property, privacy, and environmental protection.

Data, Cybersecurity, and Privacy Risks

Data security and privacy compliance.
illumicell AI handles sensitive medical and personal data, which exposes it to cybersecurity and compliance risks under laws such as HIPAA and GDPR. As a business that operates online, the Company may be vulnerable to cybersecurity threats, such as hacking, data breaches, or other forms of cybercrime. If we are affected by such an incident, we may incur substantial costs and suffer other negative consequences, such as remediation costs, repairs of system damage and

incentives to customers and business partners in an effort to maintain relationships after an attack.

Regulation of Individual Data

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal, and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates, or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Cybersecurity breaches or vendor vulnerabilities.
Dependence on third-party cloud vendors may expose systems to external threats or service interruptions. Our Company will rely on suppliers and contractors to meet our contractual obligations to our customers and to conduct our operations. If suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner, our ability to meet our obligations to our customers may be adversely affected. The quality of our products may also be adversely impacted if companies that manufacture major components or subsystems for our products, or from whom we acquire such items, do not provide components that meet required specifications and perform to our and our customers' expectations. Furthermore, if suppliers are unable to quickly recover from natural disasters and other events beyond their control, they may be subject to additional risks, such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Product liability and adverse event risk.
Unexpected outcomes from device usage may result in claims or reputational damage. The

Company may be exposed to product liability risks, such as defects or design flaws that could result in injury or harm to consumers.

Commercial, Market, and Reimbursement Risks

Market adoption uncertainty.

Clinicians and laboratories may be slow to adopt new diagnostic methods. Our technologies are novel and have not achieved widespread adoption. Failure to adopt our products and similar technologies will not only affect the market for products like ours, but also your investments.

Competition.

Larger incumbents or new entrants with greater resources may outpace illumicell AI. The Company may face competition from established entities with more resources and brand recognition. If a direct competitor arrives in our market, achieving market acceptance for our services, our business model may require additional marketing efforts and the expenditure of significant funds, the availability of which cannot be guaranteed, to create awareness and demand among customers. We have limited financial, personnel, and other resources to undertake additional marketing activities. Accordingly, no assurance can be given that we will be able to win business from a stronger competitor.

Manufacturing, Supply Chain, and Quality Risks

Single-source components.

The Company is reliant upon a limited number of suppliers and sources. Our Company will rely on suppliers and contractors to meet our contractual obligations to our customers and to conduct our operations. If suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner, our ability to meet our obligations to our customers may be adversely affected. The quality of our products may also be adversely impacted if companies that manufacture major components or subsystems for our products, or from whom we acquire such items, do not provide components that meet required specifications and perform to our and our customers' expectations. Furthermore, if suppliers are unable to quickly recover from natural disasters and other events beyond their control, they may be subject to additional risks, such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The availability and cost of raw materials, manufacturing equipment, and transportation can be affected by a range of factors, such as weather events, natural disasters, labor disputes, tariffs, or geopolitical instability. Many of these factors are difficult to predict and may be beyond our control. These potential events, breakdowns or disruptions may adversely affect our business, financial condition and results or operations.

Intellectual Property Risks

Patent protection may be inadequate.

Patents may not issue or may be challenged, reducing competitive advantage. Defending our intellectual property rights might entail significant expense. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, and any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

International and Macroeconomic Risks

Cross-border operations and compliance.

Operating in multiple jurisdictions exposes the company to differing regulatory, labor, and tax regimes.

Currency and geopolitical risks.

Exchange-rate volatility and global instability may affect operations and financial results.

Human Capital and Operational Risks

Hiring and retention.

Competition for technical and clinical talent is high and may affect the company's ability to execute its business plan.

Reliance on contractors.

Third-party service failures could disrupt product development or delivery.

Transfer of the Securities is restricted.

The Securities have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Securities in the future. In addition, any transfer of the Securities or an interest therein must satisfy the requirements set forth in various Company agreements with holders that restrict the ability to transfer Securities.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling closeincluding on a periodic basis, such as weekly) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will hold interests in the Crowdfunding SPV, which will hold a Crowd SAFE with the Company and will not become equity holders in the Company until the Crowd SAFE is converted into equity or until there is a change of control or sale of substantially all of the Company's assets.

Neither the Crowdfunding SPV nor the Investors will have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Crowd SAFE converts into equity securities. The Company is under no obligation to undertake a future equity financing or other transaction that would result in conversion of the Crowd SAFE. However, if a qualifying Equity Financing (as defined herein) occurs, the Crowd SAFE will automatically convert into equity securities of the Company in accordance with its terms. A financing below $1,000,000 will not trigger automatic conversion. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Securities convert only upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Securities may never convert or the Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event of an Equity Financing, the Company may convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred securities, have been paid in full. Neither holders of the Securities nor holders of Company equity can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

An investment in the Company is speculative and involves a high degree of risk. There is no assurance that any investor will realize a return on their investment, and it is possible that investors could lose their entire investment. The Company is in the early stages of development, operates in a highly uncertain industry, and faces numerous business, financial, and regulatory risks that could prevent it from achieving its goals.

Investors should not expect dividends, a resale market for the securities, or any near-term liquidity. The only potential returns are tied to the long-term success of the Company, which is subject to substantial uncertainty. As with any early-stage company, success is not guaranteed, and investors must be prepared for the possibility that their investment may never generate financial returns.

For these reasons, each investor is strongly encouraged to carefully review this Form C and all accompanying exhibits, to consider the risk factors described herein, and to consult with their own legal, tax, and financial advisors before making any investment decision.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities law that went into effect on March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Illumicell AI Fund 1, LLC, and with the money you pay, it will buy a Crowd SAFE issued by the Company. A condition to using an SPV is that the SPV pass on the same economic and governance rights that apply to the Crowd SAFE. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Nevada law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the manager of the SPV, to make sure that the SPV complies with applicable laws and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered." The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

illumicell AI is a diagnostics technology company focused on improving the accuracy, speed, and accessibility of semen analysis and broader cell-based evaluations through artificial intelligence and advanced imaging. The Company has developed an AI-powered platform designed to automate traditionally manual laboratory processes, reduce variability, and provide clinicians with high-quality, standardized results that support improved decision-making in fertility and andrology care.

illumicell AI's core technology integrates proprietary computer vision algorithms with a streamlined workflow to evaluate key parameters such as sperm concentration, motility, and morphology. The platform is designed to provide laboratory-grade precision while reducing the need for extensive technician training. By digitalizing and automating sample assessment, the system addresses longstanding challenges associated with manual microscopy—including inter- and intra-observer variability, time intensity, and inconsistent reporting standards.

The Company's broader goal is to extend its technology across additional fluid and cell-based diagnostic applications, enabling scalable AI-assisted analysis in markets where consistency, speed, and cost are critical. The Company aims to position itself at the intersection of reproductive health, laboratory automation, and machine-learning-driven diagnostics.

Products

Overview

Testasy, Inc. DBA illumicell AI ("illumicell AI" or the "Company") is a Delaware-incorporated C Corporation founded on **January 13, 2023** and headquartered at **One Marina Park Drive, Suite 900, Boston, MA 02210**. The Company also operates a subsidiary in Zurich, Switzerland (illumicell Sàrl) that supports engineering and research activities.

illumicell AI develops **AI-driven diagnostic systems for male fertility and reproductive health**. Its proprietary platform combines advanced imaging and machine-learning algorithms to evaluate semen quality—including sperm motility, morphology, and concentration—within minutes. The technology aims to replace or augment conventional manual and computer-assisted semen analysis (CASA) methods, which are slow, labor-intensive, and often inconsistent.

The Company's mission is to improve access to accurate fertility diagnostics through automation, cloud-based analytics, and integration with clinical and telehealth workflows. illumicell AI's products are intended for use in fertility clinics, urology and OB-GYN practices, and research laboratories, with longer-term applications in pharmaceutical development and preventive men's health.

illumicell AI has participated in several international accelerator and innovation programs, including **Techstars Berlin**, **Harvard Launch Lab X**, **Creative Destruction Lab Toronto**, and **KGAP Plus (Japan)**, and it is a member of both the **NVIDIA Inception Program** and the **Swiss Innosuisse Coaching Program**.

As of the date of filing, the Company is a **pre-revenue organization** focused on completing product validation, regulatory preparation, and commercial partnerships. It holds multiple issued and pending patents across the United States, Europe, Canada, Australia, and other jurisdictions, protecting its core imaging and analysis technologies.

illumicell AI intends to use proceeds from this Regulation Crowdfunding offering to finalize its clinical validation studies, expand regulatory and manufacturing capabilities, and advance toward initial commercialization in the United States and select international markets.

Business History

Testasy, Inc. DBA illumicell AI was incorporated in Delaware on **January 13, 2023** by **Dr. Michel Bielecki**, **Jeyla Sadikhova**, and **Loup Cordey**. The company researches efforts aimed at improving accuracy and efficiency in fertility diagnostics through the use of artificial intelligence.

In **2023**, illumicell AI entered the **Techstars Berlin Accelerator**, where it developed its initial prototype and validated its core technology. The company subsequently expanded its leadership and scientific advisory base and began filing patents to protect its underlying imaging and machine-learning innovations.

During **2024**, illumicell AI participated in several accelerator and innovation programs, including **Harvard Launch Lab X**, **Creative Destruction Lab Toronto**, and **KGAP Plus (Japan)**, broadening its international network and strengthening its clinical and regulatory planning.

From 2023 through 2025, the company raised approximately **$2.6 million** through a series of **SAFE** financings to support technical development, AI model training, and early regulatory preparation.

As of **2025**, illumicell AI is focused on completing clinical validation, refining its regulatory strategy, and preparing for commercial launch in the U.S. and select international markets.

Business Plan

Current Stage (2025 and Beyond)

illumicell AI is currently in the **pre-revenue clinical-validation stage**. The company has advanced its technology from proof-of-concept to a fully functioning prototype that has demonstrated superior accuracy and reproducibility in internal and third-party evaluations.

Key milestones achieved to date include:

- **Company formation and incorporation (2023):** Incorporated in Delaware and established a Swiss engineering subsidiary to support optical and data-science development.

- **Technology and prototype development:** Completed design and build of the illumicell AI diagnostic platform integrating imaging hardware and proprietary machine-learning algorithms.

- **Intellectual property portfolio:** Secured multiple issued and pending patents across the United States, Europe, Canada, and Australia covering automated semen analysis and imaging systems.

- **Accelerator participation:** Selected for and completed Techstars Berlin 2023, Harvard Launch Lab X 2024, Creative Destruction Lab Toronto 2024, and the Keihanna Global Acceleration Program Plus (Japan).

- **Clinical partnerships:** Executed over 30 letters of intent with leading fertility clinics and research centers in North America, Europe, and Asia for validation and early adoption.

- **Regulatory planning:** Initiated pre-submission discussions with regulatory consultants and mapped pathways for FDA and CE-mark filings.

- **Capital raised:** Secured approximately $2.6 million USD in SAFE financing under Regulation D and Regulation S to fund product development and regulatory preparation.

- **Operational infrastructure:** Established offices and lab facilities in Boston, MA and Zurich, Switzerland; built a 17-member team including full-time staff, contractors, and advisors.

The company's next stage of development involves completing formal clinical validation studies, initiating regulatory engagement with the U.S. Food and Drug Administration (FDA), and preparing for first-in-market commercialization of its diagnostic platform. illumicell AI intends to undertake structured clinical validation designed to evaluate the accuracy, repeatability, specificity, and clinical utility of its AI-enabled diagnostic system in real-world laboratory settings. These studies will generate the performance data required to support regulatory submissions and to demonstrate reliability to clinicians, laboratories, and potential commercial partners.

1. Following validation, the company plans to initiate a formal FDA pre-submission ("Pre-Sub") process under the Q-Submission Program. This process provides an opportunity for FDA feedback on the company's intended regulatory pathway, study design, labeling strategy, risk-mitigation approach, and overall product-development plan. Feedback received during the Pre-Sub process may materially influence the company's technical, clinical, and compliance roadmaps, and the timing or cost of subsequent regulatory filings.

In parallel with these regulatory activities, the company intends to prepare for early commercialization by refining its manufacturing processes, securing supply chain partners, implementing quality-management systems, and developing laboratory onboarding and customer-support workflows. These activities are intended to position illumicell AI to enter the market once regulatory requirements are met. However, timelines, costs, and requirements for both validation and regulatory review may change, and there is no guarantee that the company will successfully obtain clearance or launch its products on its anticipated schedule—if at all.

Competition

illumicell AI operates within the global fertility and reproductive-health diagnostics market, specifically focusing on **semen-analysis technologies** and **AI-driven laboratory automation**. The competitive landscape consists of three principal groups:

1. Traditional Computer-Assisted Semen Analysis (CASA) systems.
These include long-established laboratory instruments that rely on image capture and algorithmic

particle tracking, such as systems from **Hamilton Thorne**, **Microptic**, **Sperm Processor**, and **IMV Technologies**. While widely used in fertility centers, these systems often require staining, manual calibration, and experienced operators. Studies continue to report variability in accuracy and reproducibility, particularly across different sample types and laboratories.

2. Emerging AI-based and digital-health entrants.
A growing number of early-stage companies are applying artificial intelligence and mobile imaging to male fertility testing, including **ExSeed Health (Denmark/UK)**, **Legacy (U.S.)**, **Fellow (U.S.)**, and **Posterity Health (U.S.)**. Most of these focus on consumer-direct or mail-in models rather than clinical-grade diagnostics. illumicell AI differentiates itself through a clinician-centric, laboratory-validated platform intended for regulated medical-device use.

3. Broader fertility and lab-automation companies.
Large reproductive-health equipment providers such as **CooperSurgical**, **Vitrolife**, and **Merck KGaA** develop or distribute instrumentation and consumables used in assisted-reproduction workflows. These companies may enter the AI-assisted diagnostics space as demand for automation increases.

The market is characterized by technological convergence among imaging, data analytics, and reproductive medicine. illumicell AI competes primarily on **speed, accuracy, reproducibility, and ease of clinical integration**, aiming to deliver near-instant, stain-free semen analysis that aligns with laboratory standards and regulatory compliance.

Employees

We currently have Nine (9) full time and Eight (8) part time employees.

Legal Proceedings

None of the Company or any director or executive officer of the Company is presently subject to any material legal proceedings.

Intellectual Property

The company's patent family includes filings and issued patents in the **United States, Europe, Australia, Canada, and other jurisdictions** derived from two principal inventions:

1. "Home Evaluation of the Quality of Semen Samples"

- **Original filing:** June 22, 2016 (PCT/US2016/038739)

- **Issued patents:**

    ◦ **United States:** US10417481B2 and US10977477B2

    ◦ **Europe:** EP3310898B1

    ◦ **Australia:** AU2016284332B2

- ◦ **Canada:** CA2995815C

- ◦ **Spain:** ES2898508T3

2. "Automated Evaluation of Sperm Morphology"

- **Original filing:** September 3, 2019 (PCT/US2019/049367)

- **Pending or issued patents:**

  - ◦ **United States:** US20210374952A1 (pending)

  - ◦ **Europe:** EP3856889A1, A4 (pending)

  - ◦ **Australia:** AU2019346843A1 (issued May 27, 2021)

  - ◦ **Canada:** CA3114584A1 (pending)

Ownership and Licensing

All patents and trademarks are **owned or non-exclusively licensed to Testasy, Inc. DBA illumicell AI**, and the company has confirmed that no intellectual property disputes or encumbrances exist.

Governmental/Regulatory Approval and Compliance

illumicell AI's products are classified as **medical-device technologies** intended for diagnostic use in fertility and reproductive-health settings. As such, the company's commercial activities are subject to regulation by the **U.S. Food and Drug Administration (FDA)** and comparable regulatory bodies in other jurisdictions, including the **European Medicines Agency (EMA)** and national health authorities in the regions where it plans to operate.

As of the date of this filing, the company's products **have not yet received FDA clearance or CE marking** and **are not yet commercially available**. illumicell AI is preparing its regulatory submissions and has engaged external regulatory consultants to define the appropriate device classification and testing requirements.

The company anticipates pursuing an **FDA 510(k) premarket submission** once its clinical validation studies are completed. It is also evaluating regulatory pathways for Europe (CE marking under the EU Medical Device Regulation) and for other key markets such as Canada, Japan, and Australia.

illumicell AI maintains compliance with applicable corporate, data-protection, and medical-device development standards, including internal procedures aligned with **ISO 13485** (quality-management systems for medical devices) and privacy requirements under **HIPAA** in the United States and **GDPR** in the European Union.

The company has confirmed that there are **no outstanding regulatory investigations, enforcement actions, or compliance violations**.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Offering Amount Raised
Regulatory and Clinical Validation	30%	$30,000	30%	$370,500
Product Development and Engineering	25%	$25,000	25%	$308,750
Personnel and Operations	20%	$20,000	20%	$247,000
Marketing and Commercial Readiness	10%	$10,000	10%	$123,500
General and Administrative Expenses	10%	$10,000	10%	$123,500
Working Capital Reserve	5%	$5,000	5%	$61,750
Total	**100.00%**	$100,000.00	**100.00%**	$1,235,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, KEY PERSONS, AND EMPLOYEES

Biographical Information

Overview

As of the date of this Form C, Testasy, Inc. DBA illumicell AI. As of the most recent review period, the company employs **9 full-time** and **8 part-time** staff, along with **1 temporary employee** and **1 contractor**, supporting engineering, data science, and operational functions.

Executive Officers

Dr. Michel Bielecki – Chief Executive Officer, President, Secretary, and Director

Dr. Bielecki is a medical doctor and scientist with experience in digital health, artificial intelligence, and clinical innovation. He co-founded illumicell AI in 2023 and has led the company's product strategy, fundraising, and regulatory planning. His background includes clinical work in infectious disease and reproductive health as well as prior involvement in health-technology startups and accelerator programs such as Techstars and Harvard Launch Lab X.

Tenure: January   2023   –   Present

Dr. Bielecki is a medical doctor and scientist with experience in digital health, artificial intelligence, and clinical innovation. He co-founded illumicell AI in 2023 and has served full-time as Chief Executive Officer since the company's incorporation.

Since 2022, his primary professional occupation has been the full-time development and leadership of illumicell AI. In parallel, he has performed limited clinical duties within the Swiss Airforce, which operates under a mandatory conscription system and requires periodic service.

Chief Executive Officer (CEO), GobiX GmbH — Full-Time (2021–2022)

GobiX GmbH was a Swiss med-tech start-up that produced custom medical testing devices and tools through advanced 3-D printing technologies. The company emerged from an initiative with the Swiss Armed Forces during the national shortage of COVID-19 diagnostic supplies—particularly nasopharyngeal swabs—at the height of the pandemic.

As **Chief Executive Officer**, Dr. Bielecki led the company's overall strategy, vision, and execution during its formation and operational ramp-up.

Jeyla Sadikhova – Chief Strategy Officer, Treasurer, and Director

Ms. Sadikhova is a co-founder of illumicell AI and oversees strategic partnerships, business development, and investor relations. As a former McKinsey consultant, she has experience in international operations, commercialization strategy, and early-stage company management. She has been a full-time executive since the company's incorporation

Tenure: January 2023 – Present

Ms. Sadikhova is a co-founder of illumicell AI and oversees strategic partnerships, business development, and investor relations. She has served full-time as an executive officer since the company's formation. Over the past three years (2022–2025), her principal business experience includes roles in international operations, commercialization strategy, and early-stage company management. She does not have other employment or business interests outside of illumicell AI.

COO (FT) GobiX GmbH 2021-2022
GobiX GmbH was a Swiss med-tech start-up that developed custom medical testing devices and tools through advanced 3-D printing technologies. The company originated from a Swiss Armed Forces project responding to the national shortage of COVID-19 diagnostic supplies—particularly nasopharyngeal swabs—during the peak of the outbreak.

As Chief Operating Officer, Ms. Sadikhova oversaw all operational, commercial, and strategic functions during the company's early growth phase.

Key Employees

Anna Kuzmina – Senior Optics Engineer
Joined November 2023. Ms. Kuzmina leads optical-system design and prototyping for the company's imaging platform.

Javier Barranco Garcia – Chief AI Officer
Joined October 2023. Mr. Barranco Garcia directs the company's artificial-intelligence research and algorithm development, focusing on machine-learning applications for sperm-cell imaging and morphology assessment.

Robert Brik – Product Lead
Joined April 2025. Mr. Brik manages product-management processes and user-interface design for the illumicell AI diagnostic platform.

Board of Directors

As Above, Michel Bielecki and Jeyla Sadikhova

William Swenson – Independent Director

Tenure: March 2025 – Present

Background & Qualifications:

- Lt. Col. (Ret.) William Swenson is a decorated U.S. Army veteran and a recipient of the Medal of Honor, the United States' highest military decoration, for valor in combat during the 2009 Battle of Ganjgal in Afghanistan.

- Education: He earned a Bachelor of Science degree in Political Science from Seattle University. He also completed graduate-level security and defense studies at Naval Postgraduate School.

- Military & Strategic Experience: During his military career, Swenson served as an infantry officer, deployed multiple times in conflict zones, and commanded under high-stakes conditions. Following his active-duty service, he continued engagement with defense strategy and dual-use technology, focusing on aligning innovative commercial technologies with national security needs.

Partner at a venture-capital fund (2023 – Present)

Principal Duties:
Mr. Swenson is responsible for sourcing early-stage technology investments, conducting due-diligence assessments, supporting portfolio companies on strategy and commercialization, and advising on governance and operational development.

Advisors

illumicell AI has formal advisory agreements with leading clinicians and researchers, including:

- **Dr. Denis Vaughan**

- **Prof. Carmen Messerlian**

- **Prof. Michael Eisenberg**

- **Dr. Stephen Lazarou**

- **Prof. Colin Collins**

- **Prof. Dolores Lamb**

- **Brian Rogers**

- **David Schodin**

- **David Wippich**

- **Oscar Carrasco Zevallos**

- **Joseph Lehar**

These advisors provide expertise in fertility medicine, reproductive biology, urology, artificial intelligence, and business strategy.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Dr. Michel Bielecki, MD	Employment Agreement	Jan 13, 2023	N/A
Jeyla Sadihkova	Employment Agreement	Jan 13, 2023	N/A
Anna Kuzmina	Employment Agreement	Nov 6, 2023	N/A
Javier Barranco Garcia	Employment Agreement	Oct 17, 2023	N/A
Robert Brik	Employment Agreement	Apr 1, 2025	N/A

Consultants and Part-Time Personnel

In addition to its full-time executives, illumicell Ai engages consultants for specialized technical and business functions, including regulatory compliance, manufacturing scale-up, clinical trial design, and financial reporting. These consultants operate under fixed-term or project-based agreements that include confidentiality and intellectual-property assignment clauses.

Capitalization

Overview

As of October 2025, Testasy, Inc. DBA illumicell AI is authorized to issue a total of 10,000,000 shares of Common Stock and 1,980,000 shares reserved under the Company's 2023 Stock Option Plan.

The Company has historically financed operations through private placements of equity securities and convertible promissory notes. The proceeds of this Regulation CF offering will represent the next round of financing to fund clinical and regulatory milestones.

Outstanding Securities Prior to the Offering

Class of Security	Authorized	Issued & Outstanding	Committed But Not Issued	Available for Issuance
Common Stock	10,000,000	4,661,332	2,921,334	2,417,334
2023 Stock Option Plan (Options)	1,980,000 (reserved)	100,000 (granted)	—	1,880,000
SAFE Agreements	Not applicable	$2,599,000 principal outstanding	Not applicable	Not applicable
Convertible Note (Techstars)	Not applicable	$20,000 principal outstanding	Not applicable	Not applicable

Outstanding Debt

As of October 2025, the Company has the following outstanding debt obligations:

Creditor	Type of Debt	Principal Amount Outstanding	Interest Rate	Maturity / Terms	Status
Techstars Accelerator Investments 2021 LLC	Convertible Promissory Note	$20,000	6% simple interest	[_____]	Active

Ownership

Principal Shareholders and Voting Power (Pre-Offering)

The following table sets forth the beneficial ownership of the Company's voting securities by each person who beneficially owns more than 20% of any class of the Company's voting securities, and by all officers and directors as a group, **prior to the commencement of this Offering**.

Holder	Class of Security	Shares Beneficially Owned	Percent of Class
Michel Bielecki (Co-Founder, CEO, Director)	Common Stock	2,330,666	50.0%
Jeyla Sadihkova (Co-Founder, CSO, Director)	Common Stock	2,330,666	50.00%
All Executive Officers and Directors as a Group	Common Stock	4,661,332	100.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

The Company was organized on January 13, 2023 under the laws of the State of Delaware and is headquartered at One Marina Park Drive, Suite 900, Boston, MA 02210.

Cash and Cash Equivalents

As of Oct 31st, 2025 the Company had an aggregate of $336,000 in cash and cash equivalents, leaving the Company with approximately 3.5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "Use Of Proceeds", which is an indispensable element of our business strategy.

The Company currently does have additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may be required to make material capital expenditures in the near future.

Valuation

The Company does not have a pre-offering valuation; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

Since its formation, the Company has conducted several exempt offerings of securities under Regulation D and Regulation S of the Securities Act of 1933.

Between **January 29, 2023 and August 1, 2025**, the Company issued a total of **$2,599,000** in **Simple Agreements for Future Equity (SAFEs)** with the following terms:

- **$40,000 SAFE** with an **$8 million valuation cap** and **25% discount**

- **$1,909,000 SAFE** with a **$12 million valuation cap** and **20% discount**

- **$25,000 SAFE** with a **$12 million valuation cap**, no discount

- **$100,000 SAFE** with a **$15 million valuation cap**, no discount

- **$500,000 SAFE** with a **$15 million valuation cap** and **20% discount**

1.   Each prior offering was conducted and exemption from registration under 4(a)(2).

All SAFEs remain outstanding and have not converted into equity.

In addition, on **August 14, 2023**, the Company entered into a **Convertible Promissory Note** with **Techstars Accelerator Investments 2021 LLC** in the principal amount of **$20,000**, with an anticipated maturity/exit date of **December 29, 2025**.

* In connection with participation in the Techstars accelerator program in 2023, the Company entered into an agreement granting Techstars the right to receive 6% of the Company's fully diluted common equity. The agreement does not bear interest, has no stated maturity date, and does not provide any rights for Techstars to require cash repayment. No debt, interest, or repayment obligations are associated with this agreement.

The Company has not conducted any Regulation Crowdfunding offerings prior to this filing and has no other outstanding equity or debt securities outside those described above.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of the date of this Form C, the Company has not conducted any transactions with any related persons.

THE OFFERING AND THE SECURITIES

The Offering

Testasy, Inc. DBA illumicell AI. is a Delaware corporation and Illumicell AI Fund 1 is a Nevada LLC (the "**Company**," "**we**," "**us**", or "**our**"), is offering to sell a minimum target of one hundred thousand ($100,000) (the "**Target Offering Amount**") in CrowdSafes (Simple Agreements for Future Equity) convertible into equity of the Company (the "**Securities**"). The Company intends to raise at least the Target Offering Amount and up to one million two hundred thirty-five thousand ($1,235,000) in Shares (the "**Maximum Offering Amount**") from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by April 30, 2026 ("**Offering Deadline**"). Unless the Company issues at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be issued in this Offering, commitments will be cancelled, and funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $ 10,000 which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

Intermediate Closings

In the event an amount equal to the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company will draw down on Investor proceeds committed and captured in the Offering during the relevant period and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing.

The Company may conduct multiple closings ("Subsequent Closing") during the offering period. The intermediary, in coordination with the Company, may facilitate rolling closings (including on a periodic basis, such as weekly) following satisfaction of the minimum offering amount and in accordance with Regulation Crowdfunding requirements.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company may only conduct a Subsequent Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C, the Financial Statements attached as <u>Exhibit B</u>, and the Crowd SAFE attached as <u>Exhibit C</u> and the Subscription Agreement attached hereto as <u>Exhibit D</u> in conjunction with the following summary information.

Crowdfunding SPV

The securities in this offering will be issued by both the company and Illumicell AI Fund 1, LLC (the "Crowdfunding SPV"). The proceeds of the offering will be received by the crowdfunding SPV and invested immediately in the securities issued by the company. The Crowdfunding SPV will be the legal owner of the Crowd SAFE. Investors in this offering will own membership interests in the Crowdfunding SPV. Pursuant to the SEC rules, investors will receive the same economic, voting and information rights in the membership interests as if they had invested directly with the company.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon the future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are automatically convertible into equity of the Company, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law).

Upon an Equity Financing, the Investor will receive the number of equity securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a)   the quotient of $15,000,000 (the "**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of equity interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity interests, but excluding (i) shares of equity interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b)   if the pre-money valuation of the Company immediately prior to the Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing multiplied by 80% (100% - 20% (the "**Discount Rate**")).

Such Conversion Price shall be deemed the "**Equity Financing Price**".

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company's undergoing an IPO (as defined below) of its equity interests or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of common securities of the Company equal to the Purchase Amount divided by the quotient of (a) $30,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's equity interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of equity interests reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of equity interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of equity interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its equity interests (other than shares of equity interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing equity interests of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding equity interests of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued equity interests equal to the Purchase Amount divided by the First Equity Financing Price. Shares of equity interests granted in connection therewith shall have the same liquidation rights and preferences as the shares of equity interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued equity interests, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of managers (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such equity interests, as determined in good faith by the Company's board of managers (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of common securities as determined in good faith by the Company's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of common securities upon a Dissolution Event and (iii) all holders of common securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the equity securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The holders of the Crowd SAFE do not have voting rights until converted into equity in the Company. However, investors in the SPV have limited voting rights with respect to the SPV.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Incentives

Investor Incentive – Research Use Only (RUO) Device

In connection with investments of $50,000 or greater in this offering, the Company shall provide the investor (or the investor's affiliated clinical practice or research institution) with one (1) Illumicell AI device designated for Research Use Only (RUO) purposes.

The RUO device:

- has not been cleared or approved by the U.S. Food and Drug Administration (FDA) for diagnostic or clinical use;

- is provided solely for research, evaluation, and validation purposes.

- may not be used for clinical decision-making, patient diagnosis, or treatment.

- has no cash value and is not transferable.

- is provided as a promotional incentive and not as consideration for the purchase of securities.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough equity interests authorized to issue upon the conversion of the Securities, because the amount of equity interests to be issued is based on the occurrence of future events.


COMMISSION AND FEES


The issuer shall pay a fee of 8% of the amount raised in the Offering to the Intermediary.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING REPRESENTATION

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT B

Financials

[To Be Attached]

EXHIBIT C

CROWD SAFE

[To Be Attached]

EXHIBIT D

SUBSCRIPTION AGREEMENT

[To Be Attached]